Teeccino Caffe, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 3

Statement of Operations 4

Statement of Changes in Stockholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements .... 7 - 17

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Teeccino Caffe, Inc.
Oxnard, California

Opinion

We have audited the financial statements of Teeccino Caffe, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Teeccino Caffe, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Teeccino Caffe, Inc.. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Teeccino Caffe, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Teeccino Caffe, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Teeccino Caffe, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

September 26, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 112,526	$ 98,124
Account receivables, net	424,767	672,274
Other receivable		
Inventories	2,190,515	1,367,886
Prepaids and other current assets	107,319	91,914
Total current assets	**2,835,127**	**2,230,198**
Property and equipment, net	922,433	406,870
Intangible assets, net	77,288	66,639
Deposits	3,891	17,904
Total assets	**$ 3,838,739**	**$ 2,721,611**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	$ 396,517	$ 311,089
Credit cards	35,654	30,276
Current portion of debt	284,424	86,959
Current portion of shareholder loans payable	129,136	84,000
Line of credit	191,000	-
Other current liabilities	97,993	57,734
Total current liabilities	**1,134,724**	**570,058**
Promissory note and loans	1,235,703	551,738
Shareholder loans payable	1,548,035	2,126,791
Total liabilities	**3,918,462**	**3,248,587**
STOCKHOLDERS EQUITY		
Common Stock	3,231,911	2,981,911
Retained earnings/(Accumulated Deficit)	(3,311,634)	(3,508,887)
Total stockholders' equity	**(79,723)**	**(526,976)**
Total liabilities and stockholders' equity	**$ 3,838,739**	**$ 2,721,611**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Gross revenues	$ 11,360,692	$ 9,256,498
Discounts and allowances	1,426,744	977,573
Net revenue	9,933,948	8,278,925
Cost of goods sold	4,510,398	3,676,089
Gross profit	5,423,550	4,602,836
Operating expenses		
General and administrative	2,824,060	2,387,465
Sales and marketing	2,387,053	1,584,646
Total operating expenses	5,211,113	3,972,111
Operating income/(loss)	212,437	630,725
Interest expense	170,744	155,990
Loss on sale of assets	59,259	-
Other Loss/(Income)	(220,706)	5,923
Income/(Loss) before provision for income taxes	203,140	468,812
Provision/(Benefit) for income taxes	5,887	1,757
Net income/(Net Loss)	**$ 197,253**	**$ 467,055**

See accompanying notes to financial statements.

Teeccino Caffe Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Preferred Stock Series A	Preferred Stock Series B	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**1,979,868**	**-**	**5,067,220**	**$2,981,911**	**$ (3,975,942)**	**$ (994,031)**
Stock issuance						**$ -**
Net income/(loss)					467,055	**$ 467,055**
Balance—December 31, 2020	**1,979,868**	**-**	**5,067,220**	**$2,981,911**	**$ (3,508,887)**	**$ (526,976)**
Stock issuance		227,272	-	250,000		**250,000**
Net income/(loss)					197,253	**197,253**
Balance—December 31, 2021	**1,979,868**	**227,272**	**5,067,220**	**$3,231,911**	**$ (3,311,634)**	**$ (79,723)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	197,253	$	467,055
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of tangible assets		131,221		96,531
Amortization of intangible assets		791		1,317
Loss on sale of assets		59,259		
Changes in operating assets and liabilities:				
Inventories		(822,630)		(343,465)
Account receivables		247,507		(371,514)
Other receivable		-		-
Prepaids and other current assets		(15,405)		32,305
Account Payables		85,428		125,258
Credit cards		5,378		30,276
Other current liabilities		40,259		9,934
Net cash provided/(used) by operating activities		**(70,939)**		**47,697**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(409,996)		(114,055)
Purchases of intangible assets		(12,500)		(61,000)
Net cash provided/(used) in investing activities		**(422,496)**		**(175,055)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		250,000		-
Line of credit net borrowings net of payments		(89,973)		(190,000)
Borrowing on promissory notes, net of payments		347,810		327,377
Net cash provided/(used) by financing activities		**507,837**		**137,377**
Change in cash		14,402		10,019
Cash—beginning of year		98,124		88,105
Cash—end of year	**$**	**112,526**	**$**	**98,124**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	170,744	$	155,990
Cash paid during the year for income taxes	$	5,887	$	1,757
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	29,893	$	55,295
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Teeccino Caffe Inc. was incorporated in the state of California on June 2, 1994. The financial statements of Teeccino Caffe Inc. (which may be referred to as "Teeccino", "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oxnard, CA.

Teeccino is a delicious blend of organic herbs like chicory, carob, dandelion or ramón seeds plus fruits and nuts that are roasted and ground to brew like coffee or steep like tea. All products contain the highest quality ingredients without any artificial flavors, preservatives, chemicals or stimulants like caffeine and sugar. A cup of Teeccino brims with many health benefits including natural energy from nutrients, heart-healthy potassium, and prebiotic inulin.

The Company believes in supporting its customers' optimal health and protecting life on our planet. These two principles guide all the company's decisions about their products and how they source their ingredients. By pioneering new trade for herbs harvested in rural communities, Teeccino creates economic opportunities where income is scarce. The Company is dedicated to the four "Ps": purpose, people, planet, and profits. To which they also add the fifth "P": passion, which fuels the company's dedication to service on behalf of the common good.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and the Company determined that no reserve was necessary.

Inventories

Inventories are stated at lower cost using the first-in, first-out method or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture & fixtures	7 - 10 years
Leasehold improvements	27.5 years
Machinery & equipment	7 - 12 years
Tradeshow furnishings	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Teeccino Caffe Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits

based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract; and
5) Recognize revenue as the performance obligation is satisfied.

The Company derives all revenues from the sale of coffee and tea products. The Company sells directly to consumers online through the Company's website and online accounts, and wholesales its coffee products both directly and through which in turn sells or supplies the products to the end-consumer.

Cost of Sales

The Company expenses incremental costs that directly relate to the sales of our products immediately under the available practical expedient as the amortization period would be less than one year.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $826,266 and $442,038, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 23, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that

existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Undeposited funds	$ 12,766	$ 2,229
AR Employee loans	1,316	541
Amazon merchant clearing	15,551	11,659
Prepaid expenses	77,686	77,485
Total Prepaids and other current assets	**$ 107,319**	**$ 91,914**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
AP Canoas Properties	$ 1,052	$ -
Accrued expenses	96,788	57,588
Sales tax payable	154	146
Total other current liabilities	**$ 97,994**	**$ 57,734**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computer equipment	$ 262,596	$ 421,154
Furniture & fixtures	49,452	36,260
Leasehold improvements	405,156	60,780
Machinery & equipment	679,987	461,423
Tradeshow furnishings	6,808	14,386
Vehicles	58,377	58,377
	1,462,376	1,052,380
Accumulated depreciation	(539,943)	(645,510)
Property & equipment, net	**$ 922,433**	**$ 406,870**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $131,221 and $96,531, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of the following:

As of Year Ended December 31,	2021	2020
Trademark	$ 10,356	$ 10,356
Package redesign	73,500	61,000
Loan fees	4,817	7,863
Organizational costs	3,765	3,765
	92,438	82,984
Accumulated amortization	(15,150)	(16,345)
Intangibles, net	$ 77,288	$ 66,639

Amortization expenses for intangible assets for the fiscal years ended December 31, 2021, and 2020 were in the amount of $791 and $1,317, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue two classes of stock to be designated, respectively, Common Stock and Preferred Stock. The total number of shares the Company is authorized to issue is 30,000,000 shares, with no par value.

20,000,000 shares are designated as Common Shares with no par value, and 10,000,000 shares are designated as Preferred Stock with no par value.

Common Stock

As of December 31, 2021, and December 31, 2020, Common Shares in the amount of 5,067,220 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue two series of Preferred Stock. Series A Preferred Stock and Series B Preferred Stock.

The Company is authorized to issue 1,979,868 of shares of Series A Preferred Stock with no par value. As of December 31, 2021, and December 31, 2020, 1,979,868 shares of Series A Preferred Shares have been issued and are outstanding.

The Company is authorized to issue 1,000,000 shares of Series B Preferred stock with no par value. As of December 31, 2021, and December 31, 2020, 227,272, and 0 shares of Series B Preferred Shares have been issued and are outstanding.

7. SHARE-BASED COMPENSATION

2007 Equity Participation Plan of Teeccino Caffe, Inc.

In 2007, the Company established the 2007 Equity Participation Plan of Teeccino Caffe, Inc. (the "2007 Plan"). On May 5, 2014, the 2007 Plan was amended to provide additional incentive for directors, employees and consultants to further the growth, development and financial success of the Company by personally benefiting through the ownership of securities of the Company ; and enabling the Company to obtain and retain the services of directors, employees and consultants considered essential to the long-term success of the Company by offering them an opportunity to own securities in the Company which will reflect the growth, development, and financial success of the Company. Options granted under the 2007 Plan may be incentive stock option ("ISOs") intended to qualify under Internal Revenue Code Section 422 or nonqualified stock options ("NSOs"), which do not qualify as ISOs as described in Code Section 422(b) or 423(b).

Employees, outside directors, advisors, and consultants shall be eligible for the grant of NSOs or the direct award or sale of shares. Only Employees shall be eligible for the grant of ISOs.

The 2007 Plan expired in 2017. As of December 31, 2021, the Company has 1,563,073 remaining options issued under the 2007 Plan. All shares from the 2007 Plan to date have been restricted stock grants or awards, and in general, shares vest over a period of approximately three to four years. The exercise price of the stock options is determined by the Company's board of directors or committee of non-employee directors thereof in good faith.

Teeccino Caffe Inc. 2017 Stock Incentive Plan

During 2017, the Company established a new share-based compensation plan, The Teeccino Caffe Inc. 2017 Stock Incentive Plan (the "2017 Plan"). The 2017 Plan , provides an incentive for directors, employees and consultants to further the growth, development and financial success of the Company by personally benefiting through the ownership of securities of the Company ; and enabling the Company to obtain and retain the services of directors, employees and consultants considered essential to the long-term success of the Company by offering them an opportunity to own securities in the Company which will reflect the growth, development, and financial success of the Company. Options granted under the 2017 Plan may be incentive stock option ("ISOs") intended to qualify under Internal Revenue Code Section 422 or nonqualified stock options ("NSOs"), which do not qualify as ISOs as described in Code Section 422(b) or 423(b).

Employees, outside directors, advisors, and consultants shall be eligible for the grant of NSOs or the direct award or sale of shares. Only employees shall be eligible for the grant of ISOs.

A total of 4,000,000 Common Stock shares have been authorized for issuance under this 2017 Plan. The exercise price of the stock options is determined by the Company's board of directors or committee of non-employee directors thereof in good faith. The granting of shares and exercise price must be approved by the Company's board of directors. As of December 31, 2021, the Company has issued 2,167,000 shares, and has 1,833,000 shares available to be issued under the 2017 Plan. All shares from the 2017 Plan to date have been restricted stock grants or awards, and in general, shares vest over a period of approximately three to four years.

8. DEBT

Debt Instrument Name	Principal Amount	Interest Rate	Origination Date	Maturity Date	For the Year Ended December 2021 Current Portion	For the Year Ended December 2021 Non-Current Portion	For the Year Ended December 2021 Total Indebtedness	For the Year Ended December 2020 Current Portion	For the Year Ended December 2020 Non-Current Portion	For the Year Ended December 2020 Total Indebtedness
US Bank - Isuzu Truck Loan	$ 40,241	6.25%	8/1/2017	8/1/2022	$ 6,117	$ -	$ 6,117	$ 8,712	$ 6,116	$ 14,828
CB&T Tea Bag Machine	$ 80,578	5.85%	2/23/2018	2/22/2023	17,675	6,101	23,776	16,690	23,777	40,467
Community West Bank Loan 2977	$ 975,000	4.25%	8/2/2021	8/20/2027	148,532	779,602	928,134	-	-	-
Convertible notes payable	$ 450,000	6.00%	4/12/2021	4/12/2026		450,000	450,000	-	-	-
Major shareholders long term notes payable	$ 2,037,506	6.00%	various	varous	129,136	1,548,035	1,677,171	84,000	2,126,791	2,210,791
American Express Kabbage loan	$ 147,500	12.00%	9/7/2021	9/7/2022	112,100	-	112,100	-	-	-
Community West Bank Loan 2825	$ 335,000		3/3/2020	Refinanced 2021	-	-	-	37,025	181,115	218,140
Community West Bank PPP Loan	$ 254,322	1.00%	4/11/2020	Forgiven 1/25/2021	-	-	-	-	254,322	254,322
Community West Bank EDC	$ 119,000	5.25%	8/26/2020	Paid off in 2020	-	-	-	24,532	86,408	110,940
Total					**$ 413,560**	**$ 2,783,738**	**$ 3,197,298**	**$ 170,959**	**$ 2,678,529**	**$ 2,849,488**

SBA PPP Loan

The Company received a SBA PPP loan in the amount of $254,322 with an interest rate of 1% per annum during the year ending December 31, 2020. The principal and interest on this note were forgiven on January 25, 2021, and recorded as other income during the year ended December 31, 2021.

Isuzu Truck Loan

On August 1, 2017, the Company entered into a loan agreement for the purchase of an Isuzu truck in the amount of $40,241 with an imputed interest rate of 6.25% per annum.

CB&T Tea Bag Machine

On February 23, 2018, the Company entered into a loan agreement for the purchase of a tea bag machine in the amount of $80,578 with an interest rate of 5.85% per annum.

Community Bank Loan 2977

On August 2, 2021, the Company entered into a working capital loan agreement with Community Bank in the amount of $975,000 with an interest rate of 4.25% per annum.

American Express Kabbage Loan

On September 7, 2021, the Company entered into a working capital loan in the amount of $147,500 with an interest rate of 12% per annum, and matures twelve months from the date of the loan. This loan was paid off in May 2022.

Related Party Note Payables

The Company issued secured notes totaling $2,037,506 to related parties during previous fiscal years. The loans carry an interest rate of 6% per annum and have various maturity dates. As of December 31, 2021, $1,677,171 was outstanding. The Company recorded interest expenses of $109,561 and $131,368, on these notes for years ended December 31, 2021, and December 31, 2020, respectively.

Convertible Notes

On April 12, 2021, the Company has issued convertible notes totaling $450,000 with major shareholders. The notes have a five-year maturity date based on date of issuance and bear a 6% interest rate per annum. Commencing on June 30, 2021, and continuing thereafter on the last day of each calendar quarter until the maturity date, the Company shall pay to the order of the lender an amount equal to the unpaid interest accrued on the outstanding amount due on the notes. On, or at any time prior to the maturity date, the lender has the right (but not the obligation), in its sole discretion, to convert all, or any part of, the outstanding principal and unpaid accrued interest as of the date of the conversion, into shares of the Company's Common Stock at a conversion price equal to $1.25.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of December 31,	2021	2020
Net operating income	$ 58,635	$ 106,762
Net operating loss carryforwards	(52,748)	(105,005)
Net provision for income taxes	$ 5,887	$ 1,757

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of December 31,	2021	2020
Net operating loss carryforwards	$ (766,303)	$ (824,937)
Valuation adjustment	766,303	824,937
Total deferr3d tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,252,376, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,252,376. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The Company issued secured notes totaling $2,037,506 to related parties during previous fiscal years. As of December 31, 2021, and December 31, 2020, the outstanding balances on these notes were $1,677,171 and $2,210,791, respectively. The loans carry an interest rate of 6% per annum and have various maturity dates. As of December 31, 2021, $1,677,171 was outstanding. The Company recorded interest expenses of $109,561 and $131,368, on these notes for years ended December 31, 2021, and December 31, 2020, respectively.

On April 12, 2021, the Company has issued convertible notes totaling $450,000 with major shareholders. The notes have a five-year maturity date based on date of issuance and bear a 6% interest rate per annum. Commencing on June 30, 2021 and continuing thereafter on the last day of each calendar quarter until the maturity date, the Company shall pay to the order of the lender an amount equal to the unpaid interest accrued on the outstanding amount due on the notes. On, or at any time prior to the maturity date, the lender has the right (but not the obligation), in its sole discretion, to convert all, or any part of, the outstanding principal and unpaid accrued interest as of the date of the conversion, into shares of the Company's Common Stock at a conversion price equal to $1.25.

On May 14, 2021, the Company entered into a long-term lease agreement with a leasing company owned by two of its major shareholders. The lease is for a term of twenty-six years and provides the Company an option to renew for an additional ten years with a 3% increase in the base rent. The Company is responsible for all operating costs incurred in operating, managing, insuring, equipping, lighting, repairing, maintaining, and policing the property, including the exterior and common areas, specifically including, without limitation, items of expense for or related to insurance premiums and deductible.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 408,000
2023	408,000
2024	408,000
2025	408,000
2026	408,000
Thereafter	8,313,000
Total future minimum operating lease payments	**$10,353,000**

Rent expenses were in the amount of $307,287 and $226,605, for the fiscal years ended December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 26, 2022, which is the date the financial statements were available to be issued.

In May 2022, the American Express Kabbage loan was paid off.

There have been no other events or transactions during this time which would have a material effect on these financial statements